Filed Pursuant to Rule 433 Registration No. 333-230066 Registration No. 333-230066-01 July 30, 2020

The information in this pricing supplement supplements the preliminary prospectus supplement, dated July 30, 2020 (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement.

$250,000,000 2.800% Senior Notes due 2030 (the “2030 Notes”) $1,000,000,000 3.200% Senior Notes due 2052 (the “2052 Notes”)

Issuer:	Enterprise Products Operating LLC

Guarantee:	Unconditionally guaranteed by Enterprise Products Partners L.P.

Ratings*	Baa1 by Moody’s Investors Service, Inc. BBB+ by S&P Global Ratings BBB+ by Fitch Ratings Inc.

Trade Date:	July 30, 2020

Expected Settlement Date:	August 7, 2020 (T+6)

Note Type:	Senior Unsecured Notes

Legal Format:	SEC Registered

Principal Amount:

$250,000,000 for the 2030 Notes. The 2030 Notes offered hereby will be part of the same series of notes as the $1.0 billion aggregate principal amount of 2.800% Senior Notes due 2030 issued and sold by the Issuer on January 15, 2020.

$1,000,000,000 for the 2052 Notes.

Maturity Date:	January 31, 2030 for the 2030 Notes February 15, 2052 for the 2052 Notes

Coupon:	2.800% for the 2030 Notes 3.200% for the 2052 Notes

Interest Payment Dates:	January 31 and July 31, with the next payment date being due on January 31, 2021 for the 2030 Notes February 15 and August 15, commencing February 15, 2021 for the 2052 Notes

Price to Public:	107.211%, plus accrued interest from July 31, 2020 to August 7, 2020 for the 2030 Notes 99.233% for the 2052 Notes

Net Proceeds (excluding accrued interest on the 2030 Notes and after underwriting discounts and $2.37 million of other offering expenses):	$1,247,612,500

Benchmark Treasury:	0.625% due May 15, 2030 for the 2030 Notes 2.00% due February 15, 2050 for the 2052 Notes

Benchmark Treasury Yield:	0.543% for the 2030 Notes 1.189% for the 2052 Notes

Spread to Benchmark Treasury:	+140 bps for the 2030 Notes +205 bps for the 2052 Notes

Yield to Maturity:	1.943% for the 2030 Notes 3.239% for the 2052 Notes

Optional Redemption:

2030 Notes:

At any time prior to October 31, 2029 (the “2030 Notes Par Call Date”): in whole or in part, at a price equal to the greater of (i) 100% of the principal amount of the 2030 Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest (at the rate in effect on the date of calculation of the redemption price) on the 2030 Notes to be redeemed (exclusive of interest accrued to the redemption date) that would have been due if the 2030 Notes had matured on the 2030 Notes Par Call Date, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable treasury yield plus 15 basis points; plus, in either case, accrued and unpaid interest to the redemption date.

On or after the 2030 Notes Par Call Date: in whole or in part, at a price equal to 100% of the principal amount of the 2030 Notes to be redeemed plus accrued and unpaid interest to the redemption date.

2052 Notes:

At any time prior to August 15, 2051 (the “2052 Notes Par Call Date”): in whole or in part, at a price equal to the greater of (i) 100% of the principal amount of the 2052 Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest (at the rate in effect on the date of calculation of the redemption price) on the 2052 Notes to be redeemed (exclusive of interest accrued to the redemption date) that would have been due if the 2052 Notes had matured on the 2052 Notes Par Call Date, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable treasury yield plus 35 basis points; plus, in either case, accrued and unpaid interest to the redemption date.

On or after the 2052 Notes Par Call Date: in whole or in part, at a price equal to 100% of the principal amount of the 2052 Notes to be redeemed plus accrued and unpaid interest to the redemption date.

CUSIP/ISIN:	29379V BX0 / US29379VBX01 on the 2030 Notes 29379V CA9 / US29379VCA98 on the 2052 Notes

Joint Book-Running Managers:

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

Scotia Capital (USA) Inc.

Citigroup Global Markets Inc.
RBC Capital Markets, LLC

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

Co-Managers:

BBVA Securities Inc.

Credit Agricole Securities (USA) Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

SMBC Nikko Securities America, Inc.

SG Americas Securities, LLC

U.S. Bancorp Investments, Inc.

Barclays Capital Inc.

BMO Capital Markets Corp.

BofA Securities, Inc.

Morgan Stanley & Co. LLC

PNC Capital Markets LLC

Wells Fargo Securities, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at 1-212- 834-4533, Mizuho Securities USA LLC at 1-866-271-7403, MUFG Securities Americas Inc. at 1-(877) 649-6848 and Scotia Capital (USA) Inc. at 1-800-372-3930.